Brookfield Renewable Energy Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

AS AT SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Sep 30	Dec 31
(MILLIONS)	Notes	2014	2013
Assets
Current assets
Cash and cash equivalents		$196	$203
Restricted cash		212	169
Trade receivables and other current assets		178	184
Financial instrument assets	4	51	2
Due from related parties		46	48
		683	606
Financial instrument assets	4	6	15
Equity-accounted investments	6	232	290
Property, plant and equipment, at fair value	7	17,364	15,741
Deferred income tax assets	10	149	117
Other long-term assets		121	210
		$18,555	$16,979
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	$280	$209
Financial instrument liabilities	4	90	64
Due to related parties		83	110
Current portion of long-term debt	9	494	517
		947	900
Financial instrument liabilities	4	55	9
Long-term debt and credit facilities	9	6,828	6,106
Deferred income tax liabilities	10	2,332	2,265
Other long-term liabilities		123	163
		10,285	9,443
Equity
Non-controlling interests
Preferred equity	11	756	796
Participating non-controlling interests - in operating
subsidiaries	11	2,202	1,303
General partnership interest in a holding subsidiary
held by Brookfield	11	51	54
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	11	2,499	2,657
Limited partners' equity	12	2,762	2,726
		8,270	7,536
		$18,555	$16,979

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME

UNAUDITED	Notes	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)		2014	2013	2014	2013
Revenues	5	$342	$392	$1,296	$1,313
Other income		3	1	8	5
Direct operating costs		(132)	(140)	(386)	(401)
Management service costs	5	(14)	(9)	(38)	(32)
Interest expense – borrowings	9	(106)	(105)	(309)	(313)
Share of earnings from equity-accounted
investments	6	7	3	10	9
Unrealized financial instruments gain	4	9	11	5	30
Depreciation	7	(145)	(133)	(400)	(398)
Other	3	(11)	2	(3)	(6)
(Loss) income before income taxes		(47)	22	183	207
Income tax recovery (expense)
Current	10	(5)	(4)	(19)	(15)
Deferred	10	27	10	8	(1)
		22	6	(11)	(16)
Net (loss) income		$(25)	$28	$172	$191
Net (loss) income attributable to:
Non-controlling interests
Preferred equity	11	$10	$10	$29	$27
Participating non-controlling interests - in
operating subsidiaries	11	(2)	8	59	48
General partnership interest in a holding
subsidiary held by Brookfield	11	-	-	1	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	11	(16)	5	41	57
Limited partners' equity	12	(17)	5	42	58
		$(25)	$28	$172	$191
Basic and diluted (loss) earnings per LP Unit		$(0.13)	$0.04	$0.31	$0.44

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

UNAUDITED	Three months ended Sep 30			Nine months ended Sep 30
(MILLIONS)	Notes	2014	2013	2014	2013
Net (loss) income		$(25)	$28	$172	$191
Other comprehensive (loss) income that will not be
reclassified to net (loss) income
Actuarial (losses) gains on defined benefit plans		(10)	9	(10)	9
Deferred income taxes on above items		3	(2)	3	(2)
Total items that will not be reclassified to net income (loss)		(7)	7	(7)	7
Other comprehensive (loss) income that may be
reclassified to net (loss) income
Financial instruments designated as cash-flow
hedges
(Losses) gains arising during the period	4	(2)	(1)	(55)	49
Reclassification adjustments for amounts
recognized in net (loss) income	4	(3)	(9)	5	(5)
Foreign currency translation		(304)	31	(201)	(316)
Deferred income taxes on above items		(3)	(1)	7	(13)
Total items that may be reclassified subsequently to
net (loss) income		(312)	20	(244)	(285)
Other comprehensive (loss) income		(319)	27	(251)	(278)
Comprehensive (loss) income		$(344)	$55	$(79)	$(87)
Comprehensive (loss) income attributable to:
Non-controlling interests
Preferred equity	11	$(27)	$27	$(12)	$(1)
Participating non-controlling interests - in
operating subsidiaries	11	(38)	6	29	34
General partnership interest in a holding subsidiary
held by Brookfield	11	(3)	-	(1)	(1)
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	11	(135)	11	(46)	(59)
Limited partners' equity	12	(141)	11	(49)	(60)
		$(344)	$55	$(79)	$(87)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
THREE MONTHS ENDED SEPTEMBER 30	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
UNAUDITED	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at June 30, 2013	$(258)	$(15)	$3,271	$(11)	$(9)	$2,978	$804	$1,019	$59	$2,904	$7,764
Net income	5	-	-	-	-	5	10	8	-	5	28
Other comprehensive income (loss)	-	4	-	4	(2)	6	17	(2)	-	6	27
Acquisitions	-	-	-	-	-	-	-	205	-	-	205
Distributions or dividends declared	(49)	-	-	-	-	(49)	(10)	(33)	(1)	(47)	(140)
Other	2	-	-	-	-	2	-	(9)	1	1	(5)
Change in period	(42)	4	-	4	(2)	(36)	17	169	-	(35)	115
Balance, as at September 30, 2013	$(300)	$(11)	$3,271	$(7)	$(11)	$2,942	$821	$1,188	$59	$2,869	$7,879

Balance, as at June 30, 2014	$(131)	$(37)	$3,158	$(7)	$(20)	$2,963	$793	$2,011	$55	$2,681	$8,503
Net (loss) income	(17)	-	-	-	-	(17)	10	(2)	-	(16)	(25)
Other comprehensive loss	-	(120)	-	(3)	(1)	(124)	(37)	(36)	(3)	(119)	(319)
Acquisitions (Note 3)	-	-	-	-	-	-	-	273	-	-	273
Distributions or dividends declared	(56)	-	-	-	-	(56)	(10)	(45)	(2)	(50)	(163)
Other	(4)	-	-	-	-	(4)	-	1	1	3	1
Change in period	(77)	(120)	-	(3)	(1)	(201)	(37)	191	(4)	(182)	(233)
Balance, as at September 30, 2014	$(208)	$(157)	$3,158	$(10)	$(21)	$2,762	$756	$2,202	$51	$2,499	$8,270

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
NINE MONTHS ENDED SEPTEMBER 30	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
UNAUDITED	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2012	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	58	-	-	-	-	58	27	48	1	57	191
Other comprehensive income (loss)	-	(136)	-	4	14	(118)	(28)	(14)	(2)	(116)	(278)
Preferred shares issued	-	-	-	-	-	-	349	-	-	-	349
Acquisitions	14	-	(14)	-	-	-	-	205	-	-	205
Distributions or dividends declared	(145)	-	-	-	-	(145)	(27)	(113)	(3)	(141)	(429)
Distribution reinvestment plan	1	-	-	-	-	1	-	-	-	-	1
Other	(1)	-	-	-	-	(1)	-	34	-	(1)	32
Change in period	(73)	(136)	(14)	4	14	(205)	321	160	(4)	(201)	71
Balance, as at September 30, 2013	$(300)	$(11)	$3,271	$(7)	$(11)	$2,942	$821	$1,188	$59	$2,869	$7,879

Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	42	-	-	-	-	42	29	59	1	41	172
Other comprehensive loss	-	(74)	-	(3)	(14)	(91)	(41)	(30)	(2)	(87)	(251)
LP Unit issued (Note 11)
Net proceeds	285	-	-	-	-	285	-	-	-	-	285
Adjustment	(38)	-	-	-	-	(38)	-	-	1	37	-
Acquisitions (Note 3)	2	-	(2)	-	-	-	-	967	-	-	967
Distributions or dividends declared	(160)	-	-	-	-	(160)	(29)	(97)	(5)	(151)	(442)
Distribution reinvestment plan	2	-	-	-	-	2	-	-	-	-	2
Other	(4)	-	-	-	-	(4)	1	-	2	2	1
Change in period	129	(74)	(2)	(3)	(14)	36	(40)	899	(3)	(158)	734
Balance, as at September 30, 2014	$(208)	$(157)	$3,158	$(10)	$(21)	$2,762	$756	$2,202	$51	$2,499	$8,270

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Three months ended		Nine months ended
UNAUDITED		Sep 30		Sep 30
(MILLIONS)		2014	2013	2014	2013
Operating activities
Net (loss) income		$(25)	$28	$172	$191
Adjustments for the following non-cash items:
Depreciation	7	145	133	400	398
Unrealized financial instrument loss	4	(9)	(11)	(5)	(30)
Share of earnings from equity accounted investments	6	(7)	(3)	(10)	(9)
Deferred income tax expense	10	(27)	(10)	(8)	1
Other non-cash items		5	1	2	3
Dividends received from equity-accounted investments	6	10	8	28	14
Changes in due to or from related parties		8	24	14	14
Net change in working capital balances		88	79	47	87
		188	249	640	669
Financing activities
Long-term debt - borrowings	9	420	-	1,126	1,222
Long-term debt - repayments	9	(22)	(341)	(556)	(1,631)
Capital provided by participating non-controlling interests -
in operating subsidiaries	11	273	205	967	246
Issuance of preferred shares	11	-	-	-	337
Issuance of LP Units	12	-	-	285	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries and preferred equity	11	(54)	(44)	(125)	(138)
To unitholders of Brookfield Renewable or BRELP	12	(107)	(95)	(374)	(282)
		510	(275)	1,323	(246)
Investing activities
Acquisitions	3	(599)	-	(1,827)	(243)
Investment in:
Sustaining capital expenditures		(42)	(23)	(69)	(44)
Development and construction of renewable power
generating assets		(36)	(33)	(53)	(113)
Investment tax credits related to renewable power
generating assets		11	-	23	-
Restricted cash		(50)	36	(36)	31
		(716)	(20)	(1,962)	(369)
Foreign exchange loss on cash		(11)	-	(8)	(6)
Cash and cash equivalents
(Decrease) increase		(29)	(46)	(7)	48
Balance, beginning of period		225	231	203	137
Balance, end of period		$196	$185	$196	$185
Supplemental cash flow information:
Interest paid		$54	$52	$251	$249
Interest received		3	1	8	5
Income taxes paid		6	5	28	24

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in the United States, Canada, Brazil and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”).

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2013.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2013 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, Brookfield Renewable Partners Limited, on November 4, 2014.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c) New interpretation adopted by Brookfield Renewable

IFRIC 21, Levies  was adopted and applied by Brookfield Renewable on January 1, 2014, which had no material impact on the interim consolidated financial statements.

(d) Future changes

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 was issued by the IASB on May 28, 2014. IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

Please refer to the December 31, 2013 audited consolidated financial statements for other future changes to IFRS with potential impact on Brookfield Renewable.

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the respective dates of acquisition.

Maine Hydroelectric Generation Facilities

In January 2014, Brookfield Renewable acquired a 70 MW hydroelectric portfolio of generation facilities that are expected to generate approximately 400 GWh annually (“Maine Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest in the portfolio. Total cash consideration was $244 million. The acquisition costs of $2 million were expensed as incurred.

California Hydroelectric Generation Facility

In February 2014, Brookfield Renewable acquired the remaining 50% interest in a 30 MW hydroelectric generation facility in California. The total cash consideration was $11 million (the “California Hydro Step Acquisition”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 22% controlling interest in the facility.

Pennsylvania Hydroelectric Generation Facility

In March 2014, Brookfield Renewable acquired a 33% economic and 50% voting interest in a 417 MW hydroelectric generation facility in Pennsylvania (“Pennsylvania Hydro”) which is expected to generate approximately 1,100 GWh annually. Total cash consideration was $295 million.  Brookfield Renewable accounted for its acquired 33% economic interest using the equity method.

In August 2014, Brookfield Renewable acquired the remaining 67% economic and 50% voting interest in Pennsylvania Hydro (the “Pennsylvania Hydro Step Acquisition”) for additional cash consideration of $614 million, and began consolidating the operating results, cash flows and net assets of Pennsylvania Hydro. Prior to the Pennsylvania Hydro Step Acquisition, Brookfield Renewable re-measured its previously held

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

33% economic interest to fair value, and the net impact of this re-measurement was not material. The Pennsylvania Hydro Step Acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total acquisition costs of $2 million relating to both the Pennsylvania Hydro and Pennsylvania Hydro Step Acquisition were expensed as incurred.

Ireland Wind Portfolio

In June 2014, Brookfield Renewable acquired the wind portfolio of Bord Gáis Energy comprising 326 MW of operating wind capacity across 17 wind projects in  Ireland. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €516 million ($707 million) included €521 million ($713 million) in cash reduced for post-closing working capital adjustments and a deferred consideration amount. The acquisition costs of $12 million were expensed as incurred.

Voting Agreements

In January 2014 and March 2014, Brookfield Renewable entered into voting agreements with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”), in which Brookfield Renewable holds its investments in the Maine Hydro, Pennsylvania Hydro and the Irish wind portfolio with institutional investors, agreed to assign to Brookfield Renewable their voting rights to appoint the directors of the BIF II Entities.

Preliminary price allocations, at fair values, with respect to the acquisitions were as follows:

(MILLIONS)	Maine	Pennsylvania	Ireland
Cash and cash equivalents	$7	$15	$35
Restricted cash	-	-	12
Trade receivables and other current assets	13	11	10
Property, plant and equipment, at fair value	220	1,034	1,061
Other long-term assets	6	-	-
Current liabilities	(1)	(4)	(72)
Long-term debt	-	(77)	(232)
Other long-term liabilities	(1)	(70)	(107)
Net assets acquired	$244	$909	$707

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

4.  risk management and financial instruments

Risk management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2013 audited consolidated financial statements.

Financial instruments disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Sep 30, 2014				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2013
Assets measured at fair value:
Cash and cash equivalents	$196	$-	$-	$196	$203
Restricted cash	212	-	-	212	169
Financial instrument assets
Interest rate swaps	-	3	-	3	17
Foreign exchange swaps	-	54	-	54	-
Property, plant and equipment(1)	-	-	17,364	17,364	15,741
Liabilities measured at fair value:
Financial instrument liabilities
Energy derivative contracts	-	(5)	-	(5)	(3)
Interest rate swaps	-	(140)	-	(140)	(70)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(8,207)	-	(8,207)	(7,128)
Total	$408	$(8,295)	$17,364	$9,477	$8,929

(1)       Refer to Note 7 - Property, plant and equipment, at fair value for further information.

There were no transfers between levels during the nine months ended September 30, 2014.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Sep 30, 2014			Dec 31, 2013
(MILLIONS)	Assets	Liabilities	Net Liabilities	Net Liabilities
Energy derivative contracts	$-	$5	$5	$3
Interest rate swaps	3	140	137	53
Foreign exchange swaps	54	-	(54)	-
Total	57	145	88	56
Less: current portion	51	90	39	62
Long-term portion	$6	$55	$49	$(6)

Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize the price of gas purchases or eliminate the price risk on the sale of certain future power generation.  Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

The following table reflects the unrealized gains (losses) included in the consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Energy derivative contracts	$(1)	$2	$(1)	$12
Interest rate swaps	-	9	1	18
Foreign exchange swaps	10	-	5	-
	$9	$11	$5	$30

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

The following table reflects the unrealized gains (losses) included in the consolidated statements of comprehensive (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Energy derivative contracts	$(3)	$-	$(4)	$-
Interest rate swaps(1)	(9)	(1)	(63)	49
Foreign exchange swaps	10	-	12	-
	$(2)	$(1)	$(55)	$49

(1)       Included in the nine months ended September 30, 2013 are unrealized gains of $2 million relating to equity-accounted investments.

The following table reflects the reclassification adjustments recognized in net (loss) income in the consolidated statements of comprehensive (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Energy derivative contracts	$(3)	$-	$3	$-
Interest rate swaps	-	(9)	2	(5)
	$(3)	$(9)	$5	$(5)

5.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Revenues
Purchase and revenue support agreements	$99	$102	$280	$339
Wind levelization agreement	2	3	5	5
	$101	$105	$285	$344
Direct operating costs
Energy purchases	$(1)	$(8)	$(8)	$(26)
Energy marketing fee	(6)	(5)	(16)	(15)
Insurance services	(7)	(6)	(21)	(19)
	$(14)	$(19)	$(45)	$(60)
Management service costs	$(14)	$(9)	$(38)	$(32)

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

6. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Nine months ended	Year ended
(MILLIONS)	Sep 30, 2014	Sep 30, 2014	Dec 31, 2013
Balance, beginning of period	$542	$290	$344
Acquisitions (see Note 3):
California Hydro Step Acquisition	-	(39)	-
Pennsylvania Hydro Step Acquisition	(301)	-	-
Canada Hydroelectric Step Acquisition	-	-	(19)
Revaluation recognized through OCI	-	-	(15)
Share of OCI	1	1	1
Share of net income	7	10	9
Dividends declared	(10)	(25)	(18)
Foreign exchange loss	(8)	(5)	(12)
Other	1	-	-
Balance, end of period	$232	$232	$290

The following table summarizes certain financial information of equity-accounted investments:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Revenue	$30	$28	$95	$87
Net income	14	5	20	17
Share of net income (loss)
Cash earnings	10	7	25	19
Non-cash loss	(3)	(4)	(15)	(10)

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

7.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

				Co-
(MILLIONS)	Hydroelectric	Wind energy	CWIP	generation	Total
As at December 31, 2013	$12,806	$2,448	$441	$46	$15,741
Foreign exchange	(347)	(142)	(6)	(1)	(496)
Additions(1)	1,320	1,075	124	-	2,519
Transfers	281	(1)	(280)	-	-
Depreciation(2)	(282)	(115)	-	(3)	(400)
As at September 30, 2014	$13,778	$3,265	$279	$42	$17,364

(1)       Includes acquisitions of $2,396 million.

(2)       Assets not subject to depreciation include construction work in process (“CWIP”) and land.

8.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Sep 30	Dec 31
(MILLIONS)	2014	2013
Operating accrued liabilities	$133	$101
Interest payable on corporate and subsidiary borrowings	93	49
Accounts payable	23	11
LP Unitholders’ distribution(1) and preferred dividends payable	20	40
Other	11	8
	$280	$209

(1)       Includes amounts payable to external LP Unitholders. Amounts payable to Brookfield Asset Management are included in due to related parties.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

9.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Sep 30, 2014			Dec 31, 2013
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3	5.3	4.1	$179	5.3	4.8	$188
Series 4	5.8	22.1	134	5.8	22.9	141
Series 6	6.1	2.2	268	6.1	2.9	282
Series 7	5.1	6.0	402	5.1	6.8	424
Series 8	4.8	7.4	357	4.8	8.1	377
	5.3	7.0	$1,340	5.3	7.7	$1,412
Subsidiary borrowings
United States	5.9	9.3	$2,998	6.0	9.7	$2,826
Canada	5.7	14.0	1,881	5.8	15.2	1,877
Brazil	7.3	10.5	211	7.4	11.1	238
Europe	3.8	12.3	414	-	-	-
	5.7	11.2	$5,504	6.0	11.8	$4,941
Credit facilities	1.4	4.8	$512	1.4	3.8	$311
Total debt			$7,356			$6,664
Add: Unamortized premiums(1)			21			11
Less: Unamortized financing fees(1)			(55)			(52)
Less: Current portion			(494)			(517)
			$6,828			$6,106

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable (Note 13  - Subsidiary public issuers).  The finance subsidiary may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in the United States and Canada consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

In January 2014, the $279 million bridge loan associated with a 360 MW operating hydroelectric portfolio located in New England was refinanced to 2017 at LIBOR plus 2.25%.

In February 2014, as part of the Maine Hydro acquisition, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in 2024.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

In March 2014, Brookfield Renewable up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of 3.8% and 5.0%, respectively, maturing in June 2023.

In June 2014, Brookfield Renewable refinanced a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England through the issuance of 8-year notes maturing in January 2022 at a fixed rate of 4.59%.

In June 2014, as part of the acquisition of the 326 MW Irish wind portfolio, Brookfield Renewable assumed a €169 million ($232 million) loan with a fixed interest rate of 4.6%, including the related interest rate swaps, maturing in December 2026.

The maturity of the $250 million credit facility associated with a hydroelectric portfolio in the southeastern United States was extended by six months to November 2014. Brookfield Renewable is in the process of extending this facility prior to its expiry.

In August 2014, as part of the of Pennsylvania Hydro Step Acquisition, Brookfield Renewable assumed a $65 million loan with an interest rate of 7.1% maturing in June 2018.

In August 2014, Brookfield Renewable secured a €160 million ($210 million) loan associated with 153 MW of its wind facilities in Ireland with an initial fixed interest rate of 2.9%, including the related interest rate swaps, maturing in December 2026.

Cash received from borrowings net of repayments was $369 million during the nine months ended September 30, 2014.

Credit facilities

Brookfield Renewable and its subsidiaries issue letters of credit from its credit facilities for general corporate purposes, which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

In August 2014, Brookfield Renewable extended the maturity of all corporate credit facilities to June 2019 and reduced the applicable margin by five basis points from 1.25% to 1.20%. The credit facilities now also provide Brookfield Renewable with an option to borrow in Euro (€) and British Pound Sterling (£).

	Sep 30	Dec 31
(MILLIONS)	2014	2013
Available revolving credit facilities	$1,480	$1,480
Drawings(1)	(512)	(311)
Issued letters of credit	(226)	(212)
Unutilized revolving credit facilities	$742	$957

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2013: 1.25%).

Net draws of $201 million were made during the nine months ended September 30, 2014.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

10.  Income taxes

Brookfield Renewable’s effective income tax rate was 6% for the nine months ended September 30, 2014 (2013: 7.7%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests income not subject to tax.

11. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Sep 30	Dec 31
(MILLIONS)	2014	2013
Preferred equity	$756	$796
Participating non-controlling interests - in operating subsidiaries	2,202	1,303
General partnership interest in a holding subsidiary held by Brookfield	51	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,499	2,657
Total	$5,508	$4,810

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the nine months
	Shares	dividend	redemption	ended September 30		Sep 30	Dec 31
(MILLIONS)	outstanding	rate	date	2014	2013	2014	2013
Series 1	10	5.25%	Apr 30, 2015	$9	$10	$222	$234
Series 3	10	4.40%	Jul 31, 2019	8	8	222	234
Series 5	7	5.00%	Apr 30, 2018	6	6	156	164
Series 6	7	5.00%	Jul 31, 2018	6	3	156	164
	34			$29	$27	$756	$796

As at September 30, 2014, none of the issued Class A Preference Shares have been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Other	Total
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	21	1	18	1	-	41
OCI	133	(2)	(26)	(10)	4	99
Acquisitions	51	214	-	-	-	265
Distributions	(119)	-	-	(3)	-	(122)
Other	(1)	(6)	1	-	(2)	(8)
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	20	22	17	-	-	59
OCI	(21)	(5)	-	(2)	(2)	(30)
Acquisitions (Note 3)	-	967	-	-	-	967
Distributions	(29)	(53)	(12)	(2)	-	(96)
Other	-	-	-	-	(1)	(1)
As at September 30, 2014	$861	$1,138	$121	$42	$40	$2,202
Interests held by third parties	75-80%	50-60%	25%	20-30%	23-50%

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in Brookfield Renewable Energy L.P. (“BRELP”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable Partnership Units issued by BRELP. The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable Partnership Units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable Partnership Units are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

Issuance of LP Units

On June 10, 2014, Brookfield Renewable completed a bought deal LP Unit offering which included 10,250,000 LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million) (the “Offering”).  Brookfield Renewable incurred C$13 million ($12 million) in transaction costs associated with the Offering. Proceeds from the Offering were used to purchase additional limited partnership units of BRELP. The excess of the consideration paid over the carrying value of the additional limited partnership units of BRELP purchased by Brookfield Renewable resulted in adjustments to the General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield of $1 million and $37 million, respectively. BRELP ultimately used the net proceeds to repay outstanding indebtedness and for general corporate purposes.

As at September 30, 2014, General Partnership Units and Redeemable/Exchangeable Partnership Units outstanding were 2,651,506 (December 31, 2013: 2,651,506) and 129,658,623 (December 31, 2013: 129,658,623), respectively.

Distributions

For the three and nine months ended September 30, 2014, BRELP declared $1 million and $3 million, respectively in distributions on the general partnership interest (2013: $1 million and $3 million, respectively) and an incentive distribution of $1 million and $2 million, respectively (2013: $nil). For the three and nine months ended September 30, 2014, BRELP declared distributions on the Redeemable/Exchangeable Partnership Units held by Brookfield of $50 million and $151 million, respectively (2013: $47 million and $141 million, respectively).

12. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at September 30, 2014, LP Units outstanding were 143,330,025 (December 31, 2013: 132,984,913) including 40,026,986 (December 31, 2013: 40,026,986) held by Brookfield Asset Management. General partnership interests represent 0.01% of Brookfield Renewable.

During the three and nine months ended September 30, 2014, 25,874 and 95,112 LP Units, respectively (2013: 21,832 and 57,785 LP Units, respectively) were issued under the distribution reinvestment plan.

As a result of the Offering (Note 11), Brookfield Asset Management’s direct and indirect interest of  169,685,609 LP Units and Redeemable/Exchangeable partnership units, now represents  approximately 62%  of Brookfield Renewable on a fully-exchanged basis.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three and nine months ended September 30, 2014, Brookfield Renewable declared distributions on its LP Units of $56 million and $160 million or $0.3875 per LP Unit and $1.1625 per LP Unit, respectively (2013: $49 million and $145 million or $0.3625 per LP Unit and $1.09 per LP Unit, respectively).

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

The composition of the distribution is presented in the following table:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Brookfield Asset Management	$16	$15	$47	$44
External LP Unitholders	40	34	113	101
	$56	$49	$160	$145

In February 2014, unitholder distributions were increased to $1.55 per unit on an annualized basis, an increase of ten cents per unit, and took effect with the distribution paid in March 2014.

13.  subsidiary public issuers

See Note 9 – Long-term debt and credit facilities for additional details regarding corporate notes. See Note 11 – Non-controlling interests for additional details regarding Class A Preference Shares.

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Brookfield Renewable Energy Partners ULC (“BREP Finance”):

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at September 30, 2014:
Current assets	$22	$-	$1,365	$685	$(1,389)	$683
Long-term assets	2,762	744	-	17,865	(3,499)	17,872
Current liabilities	22	9	26	2,261	(1,371)	947
Long-term liabilities	-	-	1,334	8,742	(738)	9,338
Preferred equity	-	756	-	-	-	756
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,202	-	2,202
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,499	-	2,499
As at December 31, 2013:
Current assets	$48	$-	$1,429	$612	$(1,483)	$606
Long-term assets	2,728	785	-	16,365	(3,505)	16,373
Current liabilities	50	10	17	2,258	(1,435)	900
Long-term liabilities	-	-	1,406	7,914	(777)	8,543
Preferred equity	-	796	-	-	-	796
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,303	-	1,303
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,657	-	2,657

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended Sep 30, 2014
Revenues	$-	$-	$-	$342	$-	$342
Net (loss) income	(17)	-	(1)	(24)	17	(25)
For the three months ended Sep 30, 2013
Revenues	$-	$-	$-	$392	$-	$392
Net income (loss)	5	-	-	28	(5)	28
For the nine months ended Sep 30, 2014
Revenues	$-	$-	$-	$1,296	$-	$1,296
Net income (loss)	42	-	(1)	173	(42)	172
For the nine months ended Sep 30, 2013
Revenues	$-	$-	$-	$1,313	$-	$1,313
Net income (loss)	58	-	1	190	(58)	191

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

14.  segmented information

Brookfield Renewable operates renewable power assets, which include conventional hydroelectric generating assets located in the United States, Canada and Brazil, and wind farms located in the United States, Canada and Europe. Brookfield Renewable also operates two co-generation (“Co-gen”) facilities. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Co-gen). Hydroelectric and wind are further evaluated by geography (United States, Canada, Brazil and Europe). The “Other” segment includes CWIP and corporate.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by management in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 of the December 31, 2013 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, adjusted EBITDA, and funds from operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds from operations is defined as adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the nine months ended September 30, 2014, funds from operations include the earnings received from the wind portfolio Brookfield Renewable acquired in Ireland, reflecting its economic interest from January 1, 2014 to June 30, 2014. This amount represents an acquisition price adjustment under IFRS 3, Business Combinations (see note 3) but is included in funds from operations for purposes of reporting operating results to Brookfield Renewable’s chief operating decision maker.

Transactions between the reportable segments occur at fair value.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

	Hydroelectric			Wind energy			Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
For the three months ended
September 30, 2014:
Revenues	$151	$64	$60	$28	$19	$18	$2	$-	$342
Adjusted EBITDA	104	50	44	18	14	11	(1)	(17)	223
Interest expense - borrowings	(37)	(19)	(5)	(10)	(9)	(4)	-	(22)	(106)
Funds from operations prior to
non-controlling interests	67	31	34	8	5	7	(1)	(53)	98
Cash portion of non-controlling
interests	(14)	-	(4)	(4)	-	(5)	-	(10)	(37)
Funds from operations	53	31	30	4	5	2	(1)	(63)	61
Depreciation	(40)	(19)	(37)	(16)	(19)	(13)	(1)	-	(145)
For the three months ended
September 30, 2013:
Revenues	$160	$93	$69	$34	$19	$-	$17	$-	$392
Adjusted EBITDA	111	76	47	24	14	-	4	(16)	260
Interest expense - borrowings	(38)	(17)	(5)	(11)	(10)	-	-	(24)	(105)
Funds from operations prior to
non-controlling interests	73	59	38	13	4	-	4	(49)	142
Cash portion of non-controlling
interests	(15)	-	(2)	(7)	-	-	-	(10)	(34)
Funds from operations	58	59	36	6	4	-	4	(59)	108
Depreciation	(37)	(20)	(37)	(17)	(19)	-	(3)	-	(133)

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

	Hydroelectric			Wind energy			Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
For the nine months ended
September 30, 2014:
Revenues	$575	$269	$216	$106	$87	$18	$25	$-	$1,296
Adjusted EBITDA	431	224	168	74	75	11	11	(51)	943
Interest expense - borrowings	(113)	(53)	(15)	(30)	(29)	(4)	-	(65)	(309)
Funds from operations prior to
non-controlling interests	314	171	138	44	46	18	11	(154)	588
Cash portion of non-controlling
interests	(71)	-	(11)	(28)	-	(5)	-	(29)	(144)
Funds from operations	243	171	127	16	46	13	11	(183)	444
Depreciation	(112)	(61)	(109)	(47)	(55)	(13)	(3)	-	(400)
For the nine months ended
September 30, 2013:
Revenues	$546	$294	$223	$107	$93	$-	$50	$-	$1,313
Adjusted EBITDA	407	243	160	77	78	-	15	(44)	936
Interest expense - borrowings	(111)	(50)	(18)	(29)	(34)	-	-	(71)	(313)
Funds from operations prior to
non-controlling interests	293	193	129	48	44	-	15	(146)	576
Cash portion of non-controlling
interests	(57)	-	(9)	(26)	-	-	-	(27)	(119)
Funds from operations	236	193	120	22	44	-	15	(173)	457
Depreciation	(104)	(64)	(118)	(46)	(57)	-	(9)	-	(398)

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

The following table reconciles adjusted EBITDA and funds from operations, presented in the above tables, to net (loss) income as presented in the interim consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Revenues	$342	$392	$1,296	$1,313
Other income	3	1	8	5
Share of cash earnings from equity-accounted investments	10	7	25	19
Direct operating costs	(132)	(140)	(386)	(401)
Adjusted EBITDA	223	260	943	936
Fixed earnings adjustment(1)	-	-	11	-
Interest expense - borrowings	(106)	(105)	(309)	(313)
Management service costs	(14)	(9)	(38)	(32)
Current income tax expense	(5)	(4)	(19)	(15)
Funds from operations prior to non-controlling interests	98	142	588	576
Less: cash portion of non-controlling interests
Preferred equity	(10)	(10)	(29)	(27)
Participating non-controlling interests - in operating
subsidiaries	(27)	(24)	(115)	(92)
Funds from operations	61	108	444	457
Add: cash portion of non-controlling interests	37	34	144	119
Less: fixed earnings adjustment	-	-	(11)	-
Depreciation	(145)	(133)	(400)	(398)
Unrealized financial instruments gain	9	11	5	30
Share of non-cash loss from equity-accounted investments	(3)	(4)	(15)	(10)
Deferred income tax recovery (expense)	27	10	8	(1)
Other	(11)	2	(3)	(6)
Net (loss) income	$(25)	$28	$172	$191

(1)            The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric			Wind energy			Co-gen	Other(1)	Total

(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
As at September 30, 2014:
Property, plant and
equipment, at fair value	$6,979	$4,788	$2,011	$1,151	$1,134	$980	$42	$279	$17,364
Total assets	7,415	4,884	2,224	1,249	1,159	1,099	43	482	18,555
Total borrowings	2,362	1,205	211	627	662	409	-	1,846	7,322
Total liabilities	3,642	2,194	304	706	886	579	-	1,974	10,285
For the nine months ended
September 30, 2014:
Additions to property, plant
and equipment	1,320	-	-	-	-	1,075	-	124	2,519
As at December 31, 2013:
Property, plant and
equipment, at fair value	$5,771	$4,830	$2,205	$1,198	$1,250	$-	$46	$441	$15,741
Total assets	6,246	4,998	2,484	1,282	1,297	-	62	610	16,979
Total borrowings	2,157	1,143	238	647	721	-	-	1,717	6,623
Total liabilities	3,328	2,144	398	720	995	-	4	1,854	9,443
For the year ended
December 31, 2013:
Additions to property, plant
and equipment	715	206	-	430	-	-	-	255	1,606

(1)            Includes CWIP and corporate.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes

15.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2054.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Guarantees

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Long-term debt and credit facilities. As at September 30, 2014, letters of credit issued by subsidiaries of Brookfield Renewable amounted to $119 million.

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

16.  subsequent event

On October 1, 2014 Brookfield Renewable secured financing in the amount of $480 million related to the acquisition of a 417 MW hydroelectric facility in Pennsylvania. The debt bears interest at LIBOR plus 1.75%, and matures in June 2018.

Brookfield Renewable Energy Partners L.P                                Q3 2014 Interim Consolidated Financial Statements and Notes